SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 May 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 16 May 2019 re: Result of AGM

16 May 2019

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the Edinburgh International Conference Centre in Scotland, Lloyds Banking Group plc announces that all the resolutions put to shareholders were passed by the requisite majorities.  Resolutions 1 to 20 (inclusive) were passed as ordinary resolutions. Resolutions 21 to 26 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1	Receive the report and accounts for the year ended 31 December 2018	47,785,733,941	99.69	148,348,350	0.31	47,934,082,291	67.40%	184,438,206
2	Election of Ms A F Mackenzie	48,024,736,675	99.86	68,300,637	0.14	48,093,037,312	67.62%	25,202,188
3	Re-election of Lord Blackwell	47,101,013,054	97.95	985,874,302	2.05	48,086,887,356	67.61%	31,602,874
4	Re-election of Mr J Colombás	47,989,682,805	99.80	96,697,154	0.20	48,086,379,959	67.61%	32,025,658
5	Re-election of Mr M G Culmer	47,913,414,373	99.63	180,278,070	0.37	48,093,692,443	67.62%	24,699,074
6	Re-election of Mr A P Dickinson	47,684,830,042	99.15	408,015,680	0.85	48,092,845,722	67.62%	25,428,315
7	Re-election of Ms A M Frew	47,722,800,912	99.23	369,905,366	0.77	48,092,706,278	67.62%	25,633,847
8	Re-election of Mr S P Henry	47,510,325,705	99.27	351,758,420	0.73	47,862,084,125	67.29%	256,201,056
9	Re-election of Mr A Horta-Osório	47,963,966,754	99.72	132,339,055	0.28	48,096,305,809	67.62%	22,330,021
10	Re-election of Lord Lupton	47,982,423,799	99.77	112,375,613	0.23	48,094,799,412	67.62%	23,560,196
11	Re-election of Mr N E T Prettejohn	47,654,113,281	99.09	438,628,409	0.91	48,092,741,690	67.62%	25,493,322
12	Re-election of Mr S W Sinclair	47,379,947,299	98.74	604,386,297	1.26	47,984,333,596	67.47%	133,960,671
13	Re-election of Ms S V Weller	47,804,630,953	99.40	288,111,342	0.60	48,092,742,295	67.62%	25,416,211
14	Approval of annual report on remuneration section of the Directors' remuneration report	43,322,040,325	91.95	3,790,209,325	8.05	47,112,249,650	66.24%	1,005,742,886
15	Approval of a final ordinary dividend of 2.14 pence per ordinary share	48,097,859,582	99.97	12,499,432	0.03	48,110,359,014	67.64%	8,512,008
16	Re-appointment of the auditor	46,528,667,731	96.74	1,565,806,040	3.26	48,094,473,771	67.62%	23,916,920
17	Authority to set the remuneration of the auditor	47,678,044,910	99.13	416,376,288	0.87	48,094,421,198	67.62%	23,706,607
18	Authority to make political donations or to incur political expenditure	46,864,238,390	97.69	1,107,633,594	2.31	47,971,871,984	67.45%	146,524,935
19	Directors' authority to allot shares	45,121,399,306	93.81	2,975,136,829	6.19	48,096,536,135	67.62%	21,713,986
20	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	46,935,561,284	97.66	1,123,708,172	2.34	48,059,269,456	67.57%	58,854,097
21	Limited disapplication of pre-emption rights (ordinary shares)	47,313,321,561	98.40	769,976,251	1.60	48,083,297,812	67.61%	34,688,516
22	Limited disapplication of pre-emption rights (financing an acquisition or other capital investment)	45,508,011,152	94.88	2,455,006,275	5.12	47,963,017,427	67.44%	154,964,887
23	Limited disapplication of pre-emption rights (Regulatory Capital Convertible Instruments)	46,553,830,344	96.82	1,528,709,445	3.18	48,082,539,789	67.60%	35,417,743
24	Authority to purchase own ordinary shares	47,474,944,933	98.75	601,205,669	1.25	48,076,150,602	67.60%	42,246,360
25	Authority to purchase own preference shares	47,997,916,108	99.78	106,103,249	0.22	48,104,019,357	67.63%	14,147,129
26	Notice period for general meetings	45,710,835,874	95.04	2,386,234,795	4.96	48,097,070,669	67.62%	20,925,242

Notes

For all resolutions, as at 6.30 pm on 14 May 2019 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 71,123,428,837 ordinary shares in issue.

196 ordinary shareholders or persons representing ordinary shareholders attended the meeting. Ordinary shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution. In accordance with the FCA's Listing Rules, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 16 May 2019